Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

July 28, 2016

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Samantha Brutlag and John Ganley

Re:	Infinity Core Alternative Fund File Nos.: 811-22923; 333-194283

Dear Ms. Brutlag and Mr. Ganley:

The following responds to the comment you provided on July 27, 2016 in connection with your review of Post-Effective Amendment No. 7 to the registration statement on Form N-2 under the Investment Company Act of 1940 (“1940 Act”) of the Infinity Core Alternative Fund (the “Fund”). Capitalized terms not otherwise defined herein have the meaning set forth in the Fund’s Prospectus. Changes to the Fund’s disclosure will be reflected in a 497 filing.

Comment: Please update the term of the Expense Limitation and Reimbursement Agreement in Footnote 7 to the Fund Fees and Expenses table on page 9 of the Prospectus to a date at least one year from the effective date of the registration statement. The expense example of the Fund should be revised to reflect the new term.

Response: The Fund will modify Footnote 7 to the Fund Fees and Expenses table to reflect that the term of the Expense Limitation and Reimbursement Agreement has been extended through July 31, 2017. The Amended and Restated Expense Limitation and Reimbursement Agreement will be filed by post-effective amendment. Please see the revised Fund Fees and Expenses table and example as follows:

FUND FEES AND EXPENSES

The following tables describe the aggregate fees and expenses that the Fund expects to incur and that the Shareholders can expect to bear, either directly or indirectly, through the Fund’s investments.

TRANSACTION EXPENSES:
Maximum Sales Charge (Load) (as a percentage of subscription amount)(1)	3.00%
Maximum Early Repurchase Fee (as a percentage of repurchased amount)	None

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES)(2)
Management Fee(3)	1.25%
Interest Payments on Borrowed Funds(4)	0.00%
Other Expenses(5)	0.88%
Acquired Fund Fees and Expenses(6)	8.51%
Total Annual Expenses	10.64%
Less: Amount Paid or Absorbed Under Expense Limitation and Reimbursement Agreement	0.63%
Net Annual Expenses(7)	10.01%

__________

(1)	Investors may be charged a sales charge of up to 3.00% of the subscription amount.

(2)	This table summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

(3)	For its provision of advisory services to the Fund, the Investment Manager receives an annual Management Fee, payable monthly in arrears, equal to 1.25% of the Fund’s net assets determined as of month-end. The Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. The Investment Adviser pays the Sub-Adviser 50% of the Management Fee it receives from the Fund.

(4)	“Interest Payments on Borrowed Funds” are based on estimated amounts for the current fiscal year.

(5)	“Other Expenses” (as defined below) are based on estimated amounts for the current fiscal year.

(6)	In addition to the Fund’s direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Investment Funds. The Investment Funds generally charge, in addition to management fees calculated as a percentage of the average net asset value (“NAV”) of the Fund’s investment, performance-based fees generally from 15% to 35% of the net capital appreciation in the Fund’s investment for the year or other measurement period, subject to loss carryforward provisions, as defined in the respective Investment Funds’ agreements. The fees and expenses indicated are for the twelve-month period ended March 31, 2016. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Underlying Managers (Investment Funds), which fluctuate over time. In addition, the Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(7)	The Investment Manager and the Sub-Adviser have entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager and the Sub-Adviser have agreed to waive fees that they would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, certain transaction-related expenses, extraordinary expenses, and any Acquired Fund Fees and Expenses) do not exceed 1.50% on an annualized basis (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager and/or the Sub-Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit. The Expense Limitation and Reimbursement Agreement has an initial term, which ends on July 31, 2017. The Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms thereafter. None of the Fund, the Investment Manager or Sub-Adviser may terminate the Expense Limitation and Reimbursement Agreement during the initial term. After July 31, 2017, any of the Fund, the Investment Manager or the Sub-Adviser may terminate the Expense Limitation and Reimbursement Agreement upon 30 days’ written notice.

EXAMPLE

You Would Pay the Following Expenses Based on the Imposition of the 3.00% Sales Charge and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$125	$310	$475	$812

* * *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Fund further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement. The Fund further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307 or, in my absence, to Josh Deringer at (215) 988-2959.

Sincerely,

/s/ Jillian L. Bosmann

Jillian L. Bosmann

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